FOR IMMEDIATE RELEASE

Contact:	Thomas Stienessen
Chief Executive Officer
(507) 387-2265

NORTHERN STAR FINANCIAL, INC. REPORTS

FOURTH QUARTER AND YEAR END RESULTS

MANKATO, Minnesota (November 14, 2001) - Northern Star Financial, Inc. (NASDAQ/OTC BB: "NSBK") today announced results for the Company and its wholly owned subsidiary Northern Star Bank for the first quarter of the fiscal year ending June 30, 2002.

Northern Star Financial, Inc., the parent company of Northern Star Bank, reported a net loss of  $395,805 in the first quarter ended September 30, 2001 compared with a net loss of $45,853 in the first quarter of fiscal year 2001.  The Basic loss per share of $(0.83) for the first quarter of the fiscal year ending June 30, 2002 compared with a Basic Loss per share of $ (0.11) during the first quarter of the fiscal year ending June 30, 2001.

The Company's total assets increased to $42.5 million at the end of the first quarter up from $39.1 million for the fiscal year ending June 30, 2001.  Total deposits for the first quarter ended September 30, 2001 increased to $34.6 million up from $32.8 million for the fiscal year ending June 30, 2001. Loan receivables net of allowance for loan losses increased by $2.0 million over the prior fiscal year end.

Northern Star Bank reported that it had completed site work at its banking facility in St. Cloud, Minnesota and began operations there on August 15, 2001.

Commenting on the announcement, Thomas Stienessen, Chief Executive Officer of Northern Star Financial, Inc. said, " We are delighted that improvements in non-interest income have off-set our slower growth and narrower net interest margins.  The increase in operating expenses associated with our expansion into the St. Cloud market have had a near-term adverse effect on operating results however, we remain confident about our prospects for success there."  Stienessen went on to say, " Although the level of our non-performing loans remain low, we have growing concern about the impact the deepening recession may have on our consumer and small business loan portfolio.  As a result, we have made a significant addition to our loan loss reserves."

Stienessen also announced the election of St. Cloud area businessman James Illies to the Company's Board of Directors at its annual meeting held on October 24, 2001 in Mankato, Minnesota.  Re-elected for three-year terms were Company Chairman Thomas Reynolds and Dean Doyscher who also serves as Company Treasurer and Secretary.  Stienessen indicated that the shareholders had also approved an increase from seven to eight as the number of directors authorized to serve on the Company's board of directors.

Northern Star Financial Summary Financial Data

The following table summarizes certain historical financial data of Northern Star Financial, Inc. and its subsidiary on a consolidated basis as of and for the three months ended September 30, 2001 and 2000.

	For The Three Months
	Ended September 30,
	2001	2000
	(unaudited)	(unaudited)
Statement of Income:
Interest income	$686,788	$542,518
Interest expense	507,565	329,935
Net interest income	179,223	212,583
Provision for loan losses	(294,400)	(20,350)
Other non-interest income	62,028	29,519
Non-interest expense	(342,656)	(267,605)
Income (loss) before income tax expense	(395,805)	(45,853)
Income tax expense (benefit)	-	-
Net income (loss)	$(395,805)	$(45,853)
Balance Sheet:
Assets	$42,549,313	$28,259,589
Allowance for loan losses	528,801	201,850
Deposits	34,636,513	22,743,982
Stockholders' equity	2,644,401	2,765,210

Per Share Data:
Net income (loss) - basic	$(0.83)	$(0.11)
Net income (loss) - diluted	$(0.83)	$(0.11)
Book value	5.51	6.47

Other Data
Average shares outstanding - basic	479,506	427,600
Average shares outstanding - diluted	479,506	427,600

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING INFORMATION AND ACTUAL RESULTS MAY DIFFER.

Statements that Northern Star Financial may publish, including those in this announcement that are not strictly historical, are “forward-looking” statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Statements in this Press Release, including those made by Thomas Stienessen, regarding the Company’s beliefs and expectations that the Company’s expansion into the St. Cloud market will likely result in near-term deterioration of operating performance but the longer-term prospects are excellent and should be evident during the second quarter of fiscal year 2002 are “forward-looking” statements.

“Forward-looking” statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expected and stated in this announcement.  Actual results could differ as a result of: (1) a further slow down of the economy, particularly in the Mankato and St. Cloud, MN regions, (2) and increase in loan losses beyond the Company’s reserves; and (3) a material increase in operation expenses, due to the Company’s expansion into St. Cloud, MN.